Exhibit 99.1

PRESS RELEASE

RELATIONAL PETITIONS NYSE TO REQUIRE SHAREHOLDER VOTE

SAN DIEGO, CA, November 8, 2005 — Relational Investors (“Relational”) today submitted a petition to the New York Stock Exchange (NYSE) to require a shareholder vote for the proposed Sovereign Bancorp (NYSE: SOV) transaction with Banco Santander.  Relational, the largest shareholder of Sovereign Bancorp, is also seeking the election of two independent directors to the Sovereign Board.  This 38-page letter is the centerpiece of a comprehensive program to be discussed today by Relational at its Shareholder Value Forum in New York for Sovereign investors.

Relational’s petition re quests the NYSE to require Sovereign to hold a shareholder vote to approve its transaction with Banco Santander because it constitutes a controlling investment. This transaction directly contravenes NYSE shareholder approval policy, which requires a shareholder vote on any change of control transaction as well as any issuance of 20% or more of a company’s common stock.

“In the post-Enron world with a global focus on corporate governance, this is a defining test of whether we will backslide from the reforms and initiatives designed to correct the abuses of the past,” said Ralph V. Whitworth, Principal of Relational Investors.  “We look forward to working with the NYSE as they consider our request.”

About Relational Investors

Relational is an asset management firm located in San Diego, California managing $6.0 billion.  Additional information about Relational is available on its website at www.rillc.com.

Further Information About Relational’s SEC Filings

On October 20, 2005, Relational, together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL REVISE AND FILE THE PRELIMINARY PROXY STATEMENT IN RESPONSE TO SEC COMMENTS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational at (858) 704-3321, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005.

In addition to the proxy solicitation material, Relational has filed a Schedule 13D with the SEC.  A copy of the letter to the NYSE is being filed as an exhibit to that Schedule 13D.  Copies of the Schedule 13D and its exhibits can be obtained in the same manner as the proxy materials described above.

# # #

For more information contact:

Sandi Christian	Anna Cordasco, Stephanie Pillersdorf, Jonathan Gasthalter or Carrie Bloom
Relational Investors	Citigate Sard Verbinnen
(858) 704-3335	(212) 687-8080
slc@rillc.com	cbloom@sardverb.com